82-3936

02042612

02 JUL 15 AM 12:36

SUPPL

JOINT NEWS RELEASE

PHOENIX CANADA OIL COMPANY LIMITED
Suite 1240; 70 York Street
Toronto,Ontario,Canada M5J 1S9

STARREX MINING CORPORATION LTD.
Suite 1240; 70 York Street
Toronto,Ontario,Canada M5J 1S9

FOR IMMEDIATE RELEASE:

SUBJECT: Phoenix and Starrex to Distribute Shares of InterStar Pursuant to Plans of Arrangement

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Toronto, Ontario, 28 June 2002 .... Phoenix Canada Oil Company Limited (TSXV:PCO) and Starrex Mining Corporation Ltd.(TSXV:STX) announced today that proxy materials are being mailed to their shareholders in connection with proposed Plans of Arrangement whereby each of Phoenix and Starrex will distribute common shares of InterStar Mining Group Inc. (TSXV:IG) held by it to its shareholders on a pro rata basis. The Plan of Arrangement proposed by Phoenix, to be completed under the Business Corporations Act (Ontario), provides for the distribution by Phoenix of approximately 8.3% of the outstanding InterStar common shares on the basis of one InterStar share for every three Phoenix shares held.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

The Plan of Arrangement proposed by Starrex to be completed under the Canada Business Corporations Act, provides for the distribution by Starrex of approximately 66.4% of the outstanding InterStar common shares on the basis of four InterStar common shares for each Starrex share held. Phoenix and Starrex shareholders will continue to own the same number of Phoenix or Starrex common shares as were held prior to the arrangements. Full details of the Plans of Arrangement are contained in the proxy materials being mailed to shareholders and filed in accordance with regulatory requirements.

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Annual and Special Meetings of the Phoenix and Starrex shareholders will be held on July 29, 2002, at which time, among other things, the proposed arrangements will be considered by

shareholders. In order for the arrangements to be approved, at least two-thirds of common shareholders in each company voting in person or by proxy must vote in favour. The arrangements are also subject to all necessary regulatory approvals and final approval by the Ontario Superior Court of Justice. The boards of directors of each of Phoenix and Starrex have unanimously approved their respective arrangements and unanimously recommend that their shareholders vote in favour of the arrangement.

If all shareholder, court and regulatory approvals are obtained, documentation will be filed by Phoenix and Starrex under their governing corporate legislation giving effect to their respective arrangements on or about August 2,2002 and InterStar common shares will be mailed to Phoenix and Starrex shareholders of record as of the close of business on the seventh trading day following the date on which the arrangements become effective.

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Further Information -- Contact:
S. Donald Moore, President
Phone: (416)368-4440